

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2024

Philip Riley
Chief Financial Officer and Executive Vice President of Strategy
Riley Exploration Permian, Inc.
29 E. Reno Avenue, Suite 500
Oklahoma City, Oklahoma 73104

> **Re: Riley Exploration Permian, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed March 6, 2024**
> **File No. 001-15555**

Dear Philip Riley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation